FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 31 October 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 31 October 2012, London, U.K. Results Announcement for the third quarter 2012 GSK delivers Q3 core EPS of 26.5p and dividend of 18p

Core results*
	Q3 2012			9 months 2012
	£m	CER%	£%	£m	CER%	£%
Turnover	6,527	(5)	(8)	19,629	(2)	(4)
Core operating profit	1,970	(13)	(15)	6,043	(6)	(8)
Core earnings per share	26.5p	(11)	(13)	80.2p	(3)	(5)

Total results
	Q3 2012			9 months 2012
	£m	CER%	£%	£m	CER%	£%
Turnover	6,527	(5)	(8)	19,629	(2)	(4)
Operating profit	1,679	(18)	(21)	5,452	(6)	(8)
Earnings per share	22.9p	(14)	(17)	75.0p	(4)	(6)

Summary

■	Group sales (-5%) impacted by expected demanding prior year comparisons and continued weakness in European markets; strong performance evident in key investment businesses:
–
Excluding prior year comparisons related to sales of Cervarix in Japan and US flu vaccines (3 percentage points), and product disposals of OTC brands and Vesicare (2 percentage points), sales for the quarter broadly in line with last year.

	–	Europe -9% reflecting additional austerity measures
	–	US -6% reflecting genericisation and discontinuation of certain products (+2% excluding these items)
	–	EMAP +11%; Consumer Healthcare +5% (excluding divestments); Japan +6% (excluding Cervarix)
	–	2012 sales (CER) now expected to be broadly in line with 2011, absent a further deterioration in Europe

■	Further successful R&D delivery: phase III programmes completed for 6 novel medicines in 2012:
	–	BRAF, MEK, Relvar/Breo filed; albiglutide, dolutegravir, LABA/LAMA expected to file around end of year
	–	ViiV Healthcare acquires exclusive global rights to HIV integrase portfolio including dolutegravir

■	Focus on delivery of cost improvements and financial efficiencies maintained:
	–	Q3 combined core SG&A and R&D expenditure flat, reflecting efficiency gains offset by pipeline and growth investments
	–	Additional cost reductions and phasing of operating expenses expected to benefit Q4 relative to Q3
	–	Full year core tax rate now expected to be approximately 25%; two years ahead of original target
	–	2012 core operating margin expected to be broadly in line with last year

■	Continued strong cash generation and returns to shareholders:
	–	Adjusted net cash inflows from operating activities £1.8 billion
	–	£4.8 billion of cash distributed to shareholders year to date (+9% versus 2011); continue to expect total share repurchases in 2012 of £2-£2.5 billion
	–	Further dividend growth: Q3 18p +6%

The full results are presented under ‘Income Statement’ on page 28 and Core results reconciliations are presented on pages 43 to 46.
*For explanations of the measures ‘Core results’ and ‘CER’, see page 26.

GSK’s strategic priorities

We have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long term financial performance:

•	Grow a diversified global business
•	Deliver more products of value
•	Simplify the operating model

Chief Executive Officer’s review

We continue to make progress on our strategy, particularly through increasing our sales exposure to growth businesses, notably emerging markets, and delivering a step-change in output from R&D.  As expected, reported sales performance this quarter of -5% was impacted by demanding prior year comparisons, product disposals and continuing weakness in the European environment for Pharmaceuticals and Vaccines.  Excluding the prior year comparisons, related to sales of Cervarix in Japan and US flu vaccines (3 percentage points), and product disposals of OTC brands and Vesicare (2 percentage points), sales for the quarter were broadly in line with last year.

Looking at our revenue base, many businesses continue to perform strongly.  Consumer Healthcare sales grew 5% excluding the recently divested non-core OTC brands.  In EMAP, pharmaceuticals and vaccines sales grew in all major markets (Middle East/Africa +16%, Latin America +11%, China +15%, and India 9%).  In Japan, sales of key products were robust; and in the US, excluding the impact of genericisation and discontinued products, sales grew 2% with good performances seen particularly in respiratory and oncology products.

In Europe, sales declined 9% in the quarter, with the decline reflecting an adverse pricing effect of 7% and a 2% decline in volumes.  It is clear that the European market is facing a prolonged period of significant economic pressure.  In this context we are reviewing our current business and assessing how best to respond to this environment and meet the increasingly diverse needs of European governments.

Despite these challenges, we expect to see sales grow in the fourth quarter, in particular with further momentum in EMAP including anticipated completion of multiple pre-ordered vaccine tenders.  On this basis, and absent a further deterioration in Europe, we now expect sales for the year to be broadly in line with 2011 on a constant currency basis.

Sustained efforts to manage our cost base and to deliver financial efficiencies also continue.  We expect additional cost reductions and phasing of operating expenses to benefit earnings in the fourth quarter relative to Q3.  Assuming we deliver our sales expectations for the year, we continue to expect the core operating margin in 2012 to be broadly in line with last year.

Progress in our late stage pipeline this year has been exceptional with output better than in any previous period for the company. We have now completed six Phase III programmes and initiated global regulatory submissions for several potential new medicines.  Since June, we have completed filings for two oncology treatments (MEK and BRAF inhibitors) and for a new respiratory medicine, Relvar/Breo.  We expect to commence global regulatory filings for a further respiratory medicine (LAMA/LABA for COPD), a new HIV treatment (dolutegravir) and a new medicine for type II diabetes (albiglutide) around the end of the year.  We plan to review the progress we have made with our Phase III assets at an event with investors on 3 December.

Clearly, our goal is to maximise the potential return of our pipeline.  For many of the advanced assets we have existing capabilities and infrastructure in place.  We will also make investments, as necessary, to improve returns.

Our acquisition of HGS and the new structure agreed between ViiV Healthcare and Shionogi, for the development of HIV integrase inhibitors, also represent actions to simplify operations and improve returns.  Whilst in the short-term, these transactions will have a small dilutive effect on EPS as we take full accountability for all of the operating expenses, both these transactions substantially increase our share of the economics on key assets and, we believe, create long-term shareholder value.

With sales contributions from new products, together with further cost discipline, we remain confident that we can drive improvements in core operating margin over the next few years.  As we have said previously, the rate and the extent of this will depend on the precise mix of our businesses and the delivery rate of our pipeline.  It is also worth recognising here that as we introduce new products over the next few years, they will contribute to the volatility we already see in our performance on a quarter-to-quarter basis.  This variability is inherent in our business given a proportion of our revenues are tender driven and that ongoing delivery of operational and financial efficiencies is unevenly phased.

The Group continues to be highly cash generative.  Adjusting for legal settlements, net cash inflow from operating activities was £1.8 billion.  This quarter there were significant cash outflows related to the purchase of HGS and payments of previously provided for legal settlements.  However, these have been funded by improving balance sheet efficiency and increases in net debt.

As a result, we have been able to continue to increase cash distributions to shareholders.  Today, we have confirmed a 6% increase in the Q3 dividend to 18p.  £1.9 billion of shares have been repurchased in the year to date and we continue to expect total share repurchases this year to be £2-£2.5 billion.  Overall, we have distributed £4.8 billion to shareholders so far this year, an increase of 9% compared with last year.

In conclusion, our focus is to continue to deliver on our strategy to maximise growth opportunities and actively prepare for the roll-out of multiple new products.  We remain confident that these new products, combined with our strengthened businesses in emerging markets and consumer healthcare and further execution of our financial strategy, provide GSK with clear opportunities to deliver sustained improvement in long-term financial performance and overall returns to shareholders.

Sir Andrew Witty Chief Executive Officer

A video interview with CFO, Simon Dingemans discussing today’s results is available on www.gsk.com

Group performance

Group turnover by division, geographic region and segment

Group turnover by division	Q3 2012		9 months 2012
	–––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
	£m	Growth CER%	£m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	4,319	(4)	13,307	(2)
Vaccines	940	(14)	2,461	(6)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	5,259	(6)	15,768	(2)
Consumer Healthcare	1,268	(2)	3,861	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	6,527	(5)	19,629	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Group turnover by geographic region	Q3 2012		9 months 2012
	–––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
	£m	Growth CER%	£m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
USA	2,144	(8)	6,298	(4)
Europe	1,717	(9)	5,440	(7)
EMAP	1,744	10	5,004	8
Japan	506	(22)	1,665	(5)
Other	416	(4)	1,222	(5)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	6,527	(5)	19,629	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover outside US and Europe	2,666	-	7,891	3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Group turnover by segment		Q3 2012		9 months 2012
		––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
		£m	Growth CER%	£m	Growth CER%
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	USA	1,788	(6)	5,234	(1)
-	Europe	1,159	(9)	3,690	(8)
-	EMAP	1,203	11	3,424	7
-	Japan	440	(25)	1,473	(7)
-	ViiV Healthcare	356	(15)	1,036	(9)
-	Other trading and unallocated pharmaceuticals	313	(3)	911	(5)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		5,259	(6)	15,768	(2)
Consumer Healthcare		1,268	(2)	3,861	-
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
		6,527	(5)	19,629	(2)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––

Turnover – Q3 2012

Total Group turnover for Q3 2012 decreased 5% to £6,527 million.  Pharmaceuticals and Vaccines turnover was down 6%.  As anticipated, turnover in the quarter declined compared with a relatively strong Q3 2011 driven by the performances of Cervarix and seasonal flu vaccines.  The impact of these strong comparatives was compounded by the effect of a number of prior disposals as well as sustained pressure in our European markets for Pharmaceuticals and Vaccines, where government austerity measures have remained severe.  By contrast, emerging markets saw strong growth with EMAP Pharmaceuticals and Vaccines turnover up 11% in the quarter and Consumer Healthcare growth of 5%, also driven strongly by Rest of World sales (+12%).

Pharmaceuticals turnover declined 4% and Vaccines turnover fell 14%.  Reported Consumer Healthcare turnover declined 2% to £1,268 million, but excluding the non-core OTC brands that were divested in H1 2012, turnover increased 5%.

Human Genome Sciences (HGS) was acquired on 3 August 2012 and its results have been consolidated from that date.  The inclusion of HGS contributed sales of £23 million in the quarter post-acquisition.

In the US, Pharmaceuticals and Vaccines turnover declined 6%, with Pharmaceuticals down 5% and Vaccines down 9%.  US Pharmaceuticals turnover reflected the loss of sales of Vesicare following the conclusion of the co-promotion agreement in Q1 2012, together with sales declines of Avandia and a number of older products, particularly Arixtra and Valtrex.  Excluding the impact of genericisation and discontinued products, Pharmaceuticals and Vaccines sales grew 2%.  Total Respiratory sales grew 7% as market growth improved in the quarter, Benlysta contributed £19 million of sales and the newer oncology products Promacta and Votrient also showed strong growth in the quarter.  In Q3 2011, there were some adjustments (both positive and negative) to previous accruals for returns and rebates that impacted reported sales growth for certain products in Q3 2012.  The net effect of these adjustments was broadly offset by the net impact of wholesaler stocking patterns.  Sales of Vaccines in the US were down 9%, primarily reflecting a 28% decline in flu vaccine sales.

Europe Pharmaceuticals and Vaccines markets faced sustained weakness as additional government austerity measures were implemented.  Price reductions of 7% were compounded by increased mandatory generic substitution contributing to a 2% volume decline as Pharmaceuticals and Vaccines turnover declined by 9% to £1,159 million.  Pharmaceuticals turnover declined 10% to £910 million, while vaccines sales were down 4% to £249 million, also due in part to lower tender sales of flu vaccines.

EMAP Pharmaceuticals and Vaccines sales rose 11% with growth generated across a number of markets, primarily Latin America (up 11% to £332 million), the Middle East and Africa (up 16% to £307 million) and China (up 15% to £209 million).  Pharmaceuticals grew 10% primarily reflecting strong growth in Respiratory products and Augmentin.  Vaccines grew 13%, primarily as a result of the benefit of tender shipments for Rotarix, Infanrix/Pediarix and flu vaccines.

Japan Pharmaceuticals and Vaccines turnover fell 25% in the quarter to £440 million reflecting an adverse comparison with strong Cervarix sales in Q3 2011 which benefited from the HPV vaccination catch-up programme, now largely complete.  Excluding Cervarix, Japan Pharmaceuticals and Vaccines turnover increased 6% in the quarter.  The Pharmaceuticals business grew 2% despite the impact of the mandatory biennial price cuts and generic competition to Paxil (down 35% to £44 million).  The Respiratory portfolio grew 12% to £130 million and there were strong contributions from a number of recently launched products, including Lamictal and Avodart.

ViiV Healthcare turnover declined by 15% primarily due to the continued effect of generic competition in the US to Combivir and Epivir and tender phasing in EMAP, which more than offset growth of Epzicom and Selzentry.

Consumer Healthcare turnover, excluding the sales of the non-core OTC brands that were divested in H1 2012, increased by 5%.  This reflected consistent contributions from Oral care, Nutrition and Wellness, while sales in Skin health were flat.  On a regional basis, ongoing growth was driven by the Rest of World markets (up 12%), particularly India, the Middle East and China.  Europe reported flat sales in the face of continued economic pressures and the adverse impact of alli.  The US declined 2%, largely as a result of promotional phasing and retailer stock movements.  Reported Consumer Healthcare turnover declined 2% to £1,268 million.

Turnover – 9 months 2012

Total Group turnover for the nine months fell 2%, with a 2% decline in Pharmaceuticals and Vaccines turnover and flat reported turnover of Consumer Healthcare.  Despite improved momentum in EMAP, Pharmaceuticals turnover was down 2%, largely as a result of the increasing pressure from austerity measures in Europe.  Vaccines turnover declined 6% due to lower sales of Cervarix in Japan (9 months 2012: £125 million; 9 months 2011: £289 million).  Excluding Cervarix, Vaccines turnover increased 1%.  Reported Consumer Healthcare turnover was flat at £3,861 million, but excluding the non-core OTC brands divested in H1 2012, Consumer Healthcare turnover grew 5%.

US Pharmaceuticals and Vaccines turnover declined 1%.  Pharmaceuticals turnover fell 1%, with declines in Metabolic, Anti-virals, Dermatology and Anti-bacterials largely offset by growth in Respiratory, Oncology and CNS products.  Turnover also benefited from the net effect of the incremental revenue from the conclusion of the Vesicare co-promotion agreement in Q1 2012, but no sales thereafter.  There were sales declines for Avandia and a number of older products including Arixtra and Valtrex, but an encouraging performance from new products, particularly in Oncology, which grew 17%.  Excluding the impact of discontinued products and genericisation, Pharmaceuticals and Vaccines sales grew 3%.  Vaccines sales fell 6% as lower flu vaccines sales and adverse comparisons for Hepatitis and Rotarix with 2011, which benefited from significant CDC stockpile purchases, more than offset the growth in sales of Infanrix/Pediarix and Boostrix.

Europe Pharmaceuticals and Vaccines turnover declined 8% in the nine months primarily driven by the worsening effects of various ongoing government austerity measures on prices and generic substitution.  This decline resulted from adverse pricing effects of 7% and a 1% volume decline.  Pharmaceuticals sales declined 8% and Vaccines sales declined 4%.

EMAP Pharmaceuticals and Vaccines turnover increased 7% as strong growth in China (up 18% to £549 million), India (up 11% to £227 million) and Latin America (up 7% to £936 million) was tempered by the effect of price reductions in a number of markets, including Turkey.  Pharmaceuticals turnover increased 8%, while the Vaccines business, where volatility is often driven by tender sales, grew 7% with strong growth in many developing countries being partly offset by lower tender sales in Latin America.

Japan Pharmaceuticals and Vaccines turnover fell 7% reflecting an adverse comparison with strong Cervarix sales in 2011 which benefited from the HPV vaccination catch-up programme, now largely complete.  Excluding Cervarix, Japan Pharmaceuticals and Vaccines turnover increased 5%.  Pharmaceuticals turnover grew 3%, despite the impact of the mandatory biennial price cuts, which impacted growth by approximately three percentage points, and generic competition to Paxil, with strong growth from the recently launched products, Lamictal, Avodart and Volibris.  The Respiratory portfolio grew 4%, driven by a strong performance from Xyzal, offsetting declines in Flixonase and Zyrtec.  In Vaccines, the recently launched Rotarix contributed sales of £33 million.

ViiV Healthcare turnover declined by 9% primarily reflecting generic competition in the US to Combivir and Epivir offsetting growth generated by Epzicom and Selzentry.

Consumer Healthcare turnover, excluding the sales of the non-core OTC brands that were divested in H1 2012, increased 5%.  This reflected continued growth in Oral care, Nutrition and Wellness, partly offset by a decline in Skin health.  On a regional basis, US sales were flat and Europe declined 1%, both impacted by continuing economic pressures and the drag from alli.  The Rest of World markets, particularly India, the Middle East and China, continued to make a strong contribution and grew 11%.  Reported turnover for Consumer Healthcare was flat at £3,861 million.

Core operating profit and margin

Core operating profit	Q3 2012			9 months 2012
	–––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––
	£m	% of turnover	Growth CER %	£m	% of turnover	Growth CER %
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,527	100.0	(5)	19,629	100.0	(2)

Cost of sales	(1,847)	(28.3)	(2)	(5,248)	(26.7)	1
Selling, general and administration	(1,934)	(29.6)	2	(5,928)	(30.2)	-
Research and development	(868)	(13.3)	(5)	(2,640)	(13.4)	(1)
Royalty income	92	1.4	12	230	1.1	7
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,970	30.2	(13)	6,043	30.8	(6)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core profit before tax	1,801		(14)	5,532		(7)
Core profit after tax	1,364		(12)	4,136		(5)
Core profit attributable to shareholders	1,300		(13)	3,959		(6)
Core earnings per share	26.5p		(11)	80.2p		(3)
	––––––––––––		––––––––––––	––––––––––––		––––––––––––

Core operating profit by division	Q3 2012			9 months 2012
	–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––
	£m	% of turnover	Growth CER %	£m	Margin %	Growth CER %
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	1,534	35.5	(8)	4,933	37.1	(5)
Vaccines	356	37.9	(23)	889	36.1	(12)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,890	35.9	(11)	5,822	36.9	(7)
Consumer Healthcare	243	19.2	(21)	701	18.2	(10)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	2,133	32.7	(12)	6,523	33.2	(7)
Corporate & other unallocated costs	(163)		4	(480)		(14)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,970	30.2	(13)	6,043	30.8	(6)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core operating profit by segment		Q3 2012			9 months 2012
		–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––
		£m	Margin %	Growth CER %	£m	Margin %	Growth CER %
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	USA	1,197	66.9	(7)	3,577	68.3	2
-	Europe	613	52.9	(11)	1,938	52.5	(11)
-	EMAP	394	32.8	15	1,081	31.6	5
-	Japan	256	58.2	(29)	877	59.5	(10)
-	ViiV Healthcare	224	62.9	(7)	669	64.6	3
-	Pharmaceutical R&D	(680)		(2)	(2,068)		1
-	Other trading and unallocated pharmaceuticals	(114)	(36.4)	10	(252)	(27.7)	>100
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		1,890	35.9	(11)	5,822	36.9	(7)
Consumer Healthcare		243	19.2	(21)	701	18.2	(10)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
		2,133	32.7	(12)	6,523	33.2	(7)
Corporate & other unallocated costs		(163)		4	(480)		(14)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit		1,970	30.2	(13)	6,043	30.8	(6)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core operating profit – Q3 2012
Core operating profit was £1,970 million, a 13% decrease in CER terms on a turnover decline of 5%.  The operating margin declined by 2.6 percentage points to 30.2% compared with Q3 2011 primarily reflecting lower turnover and an increase in SG&A during the quarter as a result of the phasing of investments in growth markets, particularly Consumer Healthcare and additional costs from HGS which impacted the operating margin by 0.6 percentage points in the quarter.  The phasing of the benefits of offsetting cost reduction efforts was lower in Q3 than is expected in Q4.

Cost of sales was 28.3% of turnover compared with 27.8% in Q3 2011, reflecting higher stock write-offs and volume under-recoveries as well as the acquisition of HGS.

SG&A costs as a percentage of sales were 29.6% compared with 27.6% in Q3 2011, as SG&A costs grew 2% on a turnover decline of 5%.  Investments in growth businesses, particularly in Consumer Healthcare, HGS costs and new product launches were partially funded by ongoing cost management.

R&D expenditure declined 5% to £868 million (13.3% of turnover) compared with £921 million in Q3 2011 (13.0% of turnover).  Ongoing cost management more than funded the additional HGS costs and increased investment in the late-stage pipeline.

Core operating profit – 9 months to September 2012
Core operating profit was £6,043 million, a 6% decrease in CER terms on a turnover decline of 2%.  The operating margin declined by 1.2 percentage points to 30.8% compared with the 9 months to September 2011, predominantly reflecting lower turnover and a lower reduction in SG&A.  Cost savings and a number of one-off adjustments booked in H1 2012, including a one-off pension adjustment, were sufficient to fund the continued investments in R&D, new product launches and ongoing growth businesses but not sufficient to offset the reduction in sales.

Cost of sales increased to 26.7% of turnover (2011: 26.4%).  This primarily reflected the impact of lower sales, partially offset by one-off royalty and pension adjustments and ongoing cost management.

SG&A costs as a percentage of sales were 30.2% compared with 29.5% in the 9 months to September 2011 reflecting flat costs on a turnover decline of 2%.  Investments in growth businesses and new product launches as well as additional HGS costs were funded by ongoing cost management and a one-off pension adjustment.

R&D expenditure declined 1% to £2,640 million (13.4% of turnover) compared with £2,683 million in the 9 months to September 2011 (13.1% of turnover).  Ongoing cost management more than funded the additional HGS costs and increased investment in the late-stage pipeline.

Core net income and core earnings per share – Q3 2012
Net finance expense was broadly flat at £178 million.  Net debt in the quarter increased by £4.2 billion due to payments of £1.9 billion to settle the Group’s most significant ongoing US federal government investigations, within the existing provisions and the £2.0 billion cash cost of the HGS acquisition.  Despite this, the Group’s strong cash generation enabled the financing of share repurchases of £776 million and an increased dividend payment.

Tax on core profit amounted to £437 million and represented an effective tax rate of 24.3% (Q3 2011: 25.9%).

Core EPS of 26.5p declined 11% in CER and 13% at actual rate terms.  The currency impact reflected the strengthening of Sterling against the Euro and a number of other international currencies.

Core net income and core earnings per share – 9 months to September 2012
Net finance expense was broadly flat at £530 million.  Net debt increased by £4.9 billion in the nine months primarily due to payments of £1.9 billion to settle the Group’s most significant ongoing US federal government investigations, within existing provisions and the £2.0 billion cash cost of the acquisition of HGS.  Despite this, the Group’s strong cash generation together with the proceeds from the disposal of the Consumer Healthcare OTC brands enabled the financing of share repurchases of £1,843 million and increased dividend payments.

Tax on core profit amounted to £1,396 million and represented an effective tax rate of 25.2% (2011: 26.6%), reflecting continued progress towards the target rate of 25%.  GSK is now targeting a core tax rate of around 25% for the full year 2012, two years ahead of the original target date.

Core EPS of 80.2p declined 3% in CER terms and 5% at actual rates.  The currency impact reflected the strengthening of Sterling against the Euro and a number of international currencies, partially offset by the weakness of Sterling against the US Dollar and Japanese Yen.

Currency impact
The Q3 2012 results are based on average exchange rates, principally £1/$1.58, £1/€1.25 and £1/Yen 125.  Comparative exchange rates are given on page 40.  The period end exchange rates were £1/$1.61, £1/€1.26 and £1/Yen 126.  If exchange rates were to hold at these period end rates for the rest of 2012, the estimated adverse impact on 2012 sterling turnover would be around 2%, and if there were no further exchange gains or losses, the estimated adverse impact on 2012 sterling core EPS would be around 2%.

Restructuring programme
The Operational Excellence restructuring programme has delivered approximately £2.5 billion of annual savings and remains on track to deliver £2.8 billion of annual savings by 2014.  Costs of £88 million were charged in the quarter (Q3 2011: £65 million) and £223 million in the 9 months to September 2012 (2011: £391 million).  In addition, restructuring charges of £89 million were booked in the quarter related to the acquisition of HGS.  Total restructuring charges related to HGS are expected to be £233 million, of which most is expected to be a cash cost.  The majority of the HGS restructuring charges will be booked in 2012 and 2013.

Acquisition of HGS
HGS was acquired on 3 August 2012 and reported sales of £23 million from that date, including £16 million of Benlysta sales in the US.  It had a negative impact on the core operating margin of 0.6 percentage points and on core earnings of 0.6p in the period since acquisition.  The full year impacts on core operating margin and core earnings in 2012 are expected to be approximately 0.3 percentage points and approximately 1p, respectively.  The integration is progressing well and potential cost savings of up to $250 million have now been identified.  The early emphasis has been on realising synergies in the commercial organisation.  A number of additional opportunities within manufacturing have also now been identified and may rephase some of the synergy delivery.  As a result, the acquisition is now expected to have a neutral effect on core earnings in 2013 and to be accretive thereafter.

The restructuring charges and the acquisition accounting adjustments will be reported as non-core items in GSK’s income statement.

Post balance sheet event

ViiV Healthcare – new agreement
On 28 October 2012, GSK announced that ViiV Healthcare has acquired the 50% of the Shionogi-ViiV Healthcare Holdings joint venture previously held by Shionogi.  As a result, GSK will record 100% of the sales of the products formerly held by the joint venture and Shionogi will take an additional non-controlling interest in ViiV Healthcare.  As all of the development costs of the previous joint venture will now be fully consolidated, the acquisition is expected to be marginally dilutive to core EPS by up to 1p in each of 2013 and 2014 and accretive thereafter reflecting full consolidation of R&D costs.  A non-core, non-cash gain arising on the existing equity holding will be recognised in Q4 2012.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q3 2012			Q3 2011
	––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results	1,970	1,364	26.5	2,328	1,596	30.6

Intangible asset amortisation	(126)	(84)	(1.7)	(118)	(81)	(1.6)
Intangible asset impairment	(140)	(109)	(2.2)	(17)	(11)	(0.2)
Major restructuring costs	(177)	(141)	(3.1)	(64)	(48)	(0.9)
Legal costs	(115)	(95)	(1.9)	(20)	(17)	(0.3)
Other operating income/asset disposals	297	291	5.9	6	4	-
Acquisition adjustments	(30)	(30)	(0.6)	-	-	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(291)	(168)	(3.6)	(213)	(153)	(3.0)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	1,679	1,196	22.9	2,115	1,443	27.6
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

	9 months 2012			9 months 2011
	––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results	6,043	4,136	80.2	6,539	4,425	84.4

Intangible asset amortisation	(346)	(241)	(4.9)	(341)	(234)	(4.6)
Intangible asset impairment	(400)	(281)	(5.7)	(51)	(35)	(0.7)
Major restructuring costs	(312)	(246)	(5.2)	(390)	(323)	(6.4)
Legal costs	(345)	(192)	(3.8)	(81)	(69)	(1.4)
Other operating income/asset disposals	842	759	15.0	252	410	8.1
Acquisition adjustments	(30)	(30)	(0.6)	-	-	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(591)	(231)	(5.2)	(611)	(251)	(5.0)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	5,452	3,905	75.0	5,928	4,174	79.4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Full reconciliations between core results and total results are set out on pages 43 to 46 and the definition of core results is set out on page 26.

Total operating profit and total earnings per share – Q3 2012
Total operating profit was £1,679 million compared with £2,115 million in Q3 2011.  The non-core items totalled £291 million in the quarter (Q3 2011: £213 million).

The intangible asset amortisation of £126 million (Q3 2011: £118 million) included £16 million related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition.

Intangible asset impairment charges of £140 million (Q3 2011: £17 million) included £103 million related to the impairment of Horizant.

Major restructuring charges of £177 million (Q3 2011: £64 million) included £89 million related to the acquisition of HGS.  All restructuring costs related to this acquisition will be reported as non-core items.

Legal charges of £115 million (Q3 2011: £20 million), principally relating to refinements to provisions for existing product liability matters.

Other operating income of £297 million (Q3 2011: £6 million) included a gain of £233 million arising on the revaluation of pre-existing collaborations as part of the HGS acquisition in the quarter.

Acquisition accounting adjustments of £30 million (Q3 2011: £nil) relate to the acquisition of HGS.  All acquisition accounting related adjustments related to this acquisition will be reported as non-core items.

The charge for taxation on total profits amounted to £314 million and represented a total effective tax rate of 20.8% (Q3 2011: 25.7%), reflecting the differing tax effects of the various non-core items.  Total EPS was 22.9p compared with 27.6p in Q3 2011.

Total operating profit and total earnings per share – 9 months to September 2012
Total operating profit was £5,452 million compared with £5,928 million in the 9 months to September 2011.
The non-core items totalled £591 million in the nine months (2011: £611 million).

The intangible asset amortisation of £346 million (2011: £341 million) included £16 million related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition.

Intangible asset impairment charges of £400 million (2011: £51 million) included the impairments of Horizant and alli totalling £236 million.

Major restructuring charges of £312 million (2011: £390 million) included £89 million related to the acquisition of HGS.  All restructuring costs related to this acquisition will be reported as non-core items.

Legal charges were £345 million (2011: £81 million).  Various Federal government investigations were resolved in Q2 2012 within the existing pre-tax provision and the after tax cost was approximately $150 million lower than provided.  As a result, a credit was recorded as a non-core tax charge in Q2 2012.  However, due to the evolving state litigation environment, GSK utilised the tax benefit arising in recording an offsetting additional pre-tax provision of approximately $180 million (equating to an after tax cost of $150 million) related to these matters.  This was recorded as a non-core legal charge in SG&A in Q2 2012.  The net effect of these movements on total earnings was neutral.

Other operating income of £842 million (2011: £252 million) included the profit on disposal of the non-core OTC brands of £581 million and the gain of £233 million arising on the settlement of pre-existing collaborations as part of the HGS acquisition.

Acquisition accounting adjustments of £30 million (2011: £nil) relate to the acquisition of HGS.  All acquisition accounting related adjustments related to this acquisition will be reported as non-core items.

The charge for taxation on total profits amounted to £1,036 million and represented a total effective tax rate of 21.0% (2011: 30.4%), reflecting the differing tax effects of the various non-core items.  Total EPS was 75.0p compared with 79.4p in the 9 months to September 2011.

Cash generation and conversion

Cash flow and net debt

	Q3 2012	9 months 2012	9 months 2011
	––––––––––––	––––––––––––	––––––––––––
Net cash (outflow)/inflow from operating activities (£m)	(288)	2,461	4,104
Adjusted net cash inflow from operating activities* (£m)	1,797	4,935	5,358
Free cash flow* (£m)	(670)	1,003	2,775
Adjusted free cash flow* (£m)	1,415	3,477	4,029
Free cash flow growth (%)	>(100)%	(64)%	(26)%
Free cash flow conversion* (%)	116%	89%	99%
Net debt (£m)	13,867	13,867	9,497
	––––––––––––	––––––––––––	––––––––––––

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 26.

In the quarter, net cash outflow from operating activities was £288 million (Q3 2011: £1,828 million inflow).  Excluding legal settlements of £2,085 million (Q3 2011: £490 million), the adjusted net cash inflow from operating activities was £1,797 million, £521 million lower than in Q3 2011.  This primarily reflected the impact of a reduced operating profit and higher tax payments.

The legal settlements of £2,085 million include the previously announced payments to the US Government of £1.9 billion ($3 billion) in settlement of certain investigations.

The net cash inflow from operating activities for the nine months was £2,461 million (2011: £4,104 million).  Excluding legal settlements of £2,474 million (2011: £1,254 million), the adjusted net cash inflow from operating activities was £4,935 million, £423 million lower than in the nine months 2011.  This primarily reflected the impact of a reduced operating profit.

Free cash flow was £1,003 million for the nine months.  Excluding legal settlements, adjusted free cash flow was £3,477 million (2011: £4,029 million), the decline primarily reflecting the impact of a reduced operating profit.

The adjusted free cash flow for the nine months, together with proceeds of £904 million from the disposal of the non-core OTC brands amounted to £4,385 million and enabled the Group to pay dividends (including distributions to non-controlling interests) of £3,152 million and spend £1,843 million on repurchasing shares.

At 30 September 2012, net debt was £13.9 billion, compared with £9.0 billion at 31 December 2011, comprising gross debt of £17.5 billion and cash and liquid investments of £3.6 billion.  The previously anticipated net debt increase reflected the acquisition of HGS for £2,031 million, net of cash acquired, together with the legal settlements in the quarter.  At 30 September 2012, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £4,155 million with loans of £990 million repayable in the subsequent year.

Working capital

	30 September 2012	30 June 2012	31 March 2012	31 December 2011	30 September 2011
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Working capital conversion cycle* (days)	213	212	215	210	227
Working capital percentage of turnover (%)	23	22	22	21	24
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

* Working capital conversion cycle is defined on page 26.

Working capital increased by £135 million in the quarter compared with an increase of £62 million in Q3 2011.  In the quarter, the working capital conversion cycle increased to 213 days, including an estimated four day increase arising from the acquisition of HGS.  Excluding HGS, the improvement primarily reflected enhanced inventory management.  For the nine months, the working capital conversion cycle increased by three days from 31 December 2011 as a result of the acquisition of HGS, partly offset by enhanced inventory management.  Working capital increased by £332 million in the nine months.

Returns to shareholders

GSK’s commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

Quarterly dividends
The Board has declared a third interim dividend of 18 pence per share (Q3 2011: 17 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders is 57.8952 cents per ADS based on an exchange rate of £1/$1.6082.  The ex-dividend date will be 14 November 2012, with a record date of 16 November and a payment date of 3 January 2013.

	Paid/ payable	Pence per share	£m
	––––––––––––	––––––––––––	––––––––––––
2012
First interim	5 July 2012	17	846
Second interim	4 October 2012	17	830
Third interim	3 January 2013	18	875
		––––––––––––	––––––––––––

2011
First interim	7 July 2011	16	814
Second interim	6 October 2011	16	809
Third interim	5 January 2012	17	847
Fourth interim	12 April 2012	21	1,043
		––––––––––––	––––––––––––
		70	3,513
Supplemental	12 April 2012	5	248
		––––––––––––	––––––––––––
		75	3,761
		––––––––––––	––––––––––––

Share repurchases
During the quarter, GSK repurchased 54.3 million shares (£787 million), bringing the total for the year to date to 131.5 million shares (£1,895 million) including a quarter-end settlement accrual of £52 million.  GSK intends to make total repurchases of £2.0-£2.5 billion during 2012 where this use of funds delivers an attractive return.  The company issued 8.3 million shares under employee share schemes amounting to £80 million (Q3 2011: £49 million).

The weighted average number of shares for Q3 2012 was 4,897 million, compared with 5,001 million in Q3 2011.

The weighted average number of shares for 9 months 2012 was 4,935 million, compared with 5,050 million in the 9 months 2011.

Divisional performance

Pharmaceutical sales summary

	Q3 2012		9 months 2012
	––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Respiratory	1,733	3	5,388	1
Anti-virals	169	(18)	550	(16)
Central nervous system	399	(11)	1,247	(2)
Cardiovascular and urogenital	560	(9)	1,860	3
Metabolic	45	(39)	123	(47)
Anti-bacterials	289	(6)	910	(8)
Oncology and emesis	204	8	579	17
Dermatology	201	(12)	624	(5)
Rare diseases	137	20	353	5
Immuno-inflammation	20	>100	41	>100
ViiV Healthcare (HIV)	356	(15)	1,036	(9)
Other	206	1	596	(11)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	4,319	(4)	13,307	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Respiratory

Q3 2012 (£1,733 million; +3%)
In the quarter, Respiratory sales increased 3%, with growth in the US, EMAP and Japan offset by a decline in Europe.  Total sales of Seretide/Advair grew 2% to £1,216 million, Ventolin sales increased 15% to £152 million and Flixotide/Flovent sales grew 2% to £185 million.  Xyzal sales, almost exclusively in Japan, reached £25 million.

In the US, as the clear market leaders in their respective categories, Advair (ICS/LABA combination) and Flovent (single agent ICS) have both benefited from overall prescription volume growth in the controller market (LABA, ICS and anti-cholinergic products) which grew 4% in the quarter.  Reported sales of Advair grew 5% to £627 million.  On an underlying basis, sales for the quarter grew approximately 4% (3% volume decline offset by 7% positive impact of price and mix).  This represents the fifth consecutive quarter of improvement in the estimated underlying growth of Advair.  (All market growth and share data based on weekly IMS Health data).

Flovent, the leading single agent inhaled corticosteroid in the US market, grew 11% to £112 million with an estimated underlying growth of 7% (6% volume increase and a 1% positive impact of price and mix).  The four percentage point difference between reported and underlying growth primarily arose from unfavourable adjustments to accruals for returns and rebates in Q3 2011.  Ventolin reported sales in the US of £72 million, up 31%, primarily reflecting estimated underlying growth of approximately 10% and the impact of a favourable adjustment recorded in Q3 2012 to previous accruals for returns and rebates.

European Respiratory sales were down 7% in the quarter reflecting the impact of ongoing austerity measures.  Seretide returned to volume growth from June (Source: IMS Health).  In the quarter sales were down 6% to £334 million, as price cuts more than offset volume growth of approximately 1%.

In EMAP, Respiratory sales grew 15% in the quarter, with growth across most products in the portfolio.  Seretide grew 16% to £101 million with strong growth in China and Latin America offsetting the impact of some price reductions, principally in Turkey.  Ventolin sales increased 11% to £39 million.

9 months 2012 (£5,388 million; +1%)
Respiratory sales in the nine months grew 1% to £5,388 million, as growth in the US, EMAP and Japan offset a decline in Europe.  Seretide/Advair sales grew 1%, led by a 4% increase in the US to £1,898 million.  Flixotide/Flovent sales fell 1% to £573 million, but Xyzal sales more than doubled to £93 million.  Ventolin sales grew 6% to £454 million.

US respiratory sales increased 4% as growth in Advair (up 4%), Flovent (up 4%) and Ventolin (up 16%) offset declines in Serevent and Veramyst.

European Respiratory sales were down 6% reflecting the impact of ongoing austerity measures.  Seretide sales were down 4% to £1,073 million, as price cuts more than offset volume growth.

Respiratory sales in EMAP grew 11%.  Seretide grew 9% to £299 million with strong growth in China and Latin America and Ventolin sales increased 10% to £124 million.

Anti-virals

Q3 2012 (£169 million; -18%)
Valtrex sales continued to decline (down 38% to £52 million), principally as a result of generic competition in the US and Europe and price cuts in Japan.

9 months 2012 (£550 million; -16%)
The 16% decline in Anti-virals sales largely resulted from generic competition to Valtrex (down 32% to £181 million).

Central nervous system

Q3 2012 (£399 million; -11%)
The 11% decline in CNS sales was largely attributed to declines in a number of older products, primarily Seroxat/Paxil, particularly in Japan, and Requip, impacted by both generic competition and price cuts.  Sales of Lamictal were flat.

In the US, the Lamictal franchise fell 9% to £81 million.  Strong growth of Lamictal XR, the once a day extended release product for epilepsy was offset by the impact of generic competition to the immediate release (twice a day) formulation and a difficult comparison with Q3 2011 where there were favourable adjustments to accruals for returns and rebates.  In Japan, sales of Lamictal IR doubled to £20 million, in part due to sales for the recently launched bipolar indication.  Lamictal is now the market leading epilepsy treatment in Japan by value (Source: IMS Health).

9 months 2012 (£1,247 million; -2%)
Declines in Requip sales of 20% to £129 million, primarily as a result of generic competition in both the US and Europe, and Seroxat/Paxil sales of 12% to £283 million, were only partially offset by the 13% growth of Lamictal to £446 million.

Cardiovascular and urogenital

Q3 2012 (£560 million; -9%)
The 9% sales decline primarily reflected the 30% fall in Arixtra sales to £47 million following generic competition in the US which began in Q3 2011 and the loss of sales of Vesicare following the conclusion of the co-promotion agreement in Q1 2012.

The Avodart franchise grew 9% to £199 million in the quarter with growth driven by strong contributions from the recent launches of the combination product Duodart/Jalyn in Europe and of Avodart in Japan.  In the US, the decline in Avodart sales was offset by growth in Jalyn and combined sales grew 1% as improved price realisation and some benefit from wholesaler stocking patterns helped offset lower prescription volume of Avodart, in part due to the impact of labelling changes implemented in 2011 and the availability of a generic competitor in the same class.

Lovaza grew 9% to £151 million primarily reflecting the benefit of improved pricing.  Lovaza continues to hold broadly flat market share in a market which has declined approximately 6% compared to Q3 2011 as economic pressures have resulted in fewer doctor visits and reduced testing for asymptomatic conditions such as very high triglycerides.

Levitra sales in the US fell 26% to £34 million primarily due to the decision to withdraw from a large government contract that would have required discounts resulting in returns below acceptable levels.

9 months 2012 (£1,860 million; +3%)
The net benefit of the conclusion of the Vesicare co-promotion agreement combined with growth in sales of Avodart and Lovaza led to the 3% growth in the category.  These gains were partly offset by the impact of generic competition to Arixtra.

Metabolic

Q3 2012 (£45 million; -39%)
The decline in Metabolic product sales continued to reflect the loss of sales of Avandia, and the impact of declining sales of Bonviva in Europe following the change in the deal structure.

9 months 2012 (£123 million; -47%)
The decline in Metabolic product sales continued to reflect the loss of sales of Avandia, and the impact of declining sales of Bonviva in Europe following the change in the deal structure.

Anti-bacterials

Q3 2012 (£289 million; -6%)
Anti-bacterials sales reported growth of 9% in EMAP, primarily from Augmentin, where growth benefited from a temporary supply issue in Q3 2011.  However, this was more than offset by the impact of new austerity measures in Europe which encourage pharmacy level generic substitution, and generic competition in both Europe and the US.

9 months 2012 (£910 million; -8%)
Anti-bacterial sales growth in EMAP (+6%) was offset by the impact of austerity measures in Europe and generic competition in both Europe and the US.

Oncology and emesis

Q3 2012 (£204 million; +8%)
Three new products, Votrient (up 70% to £49 million), Promacta (up 59% to £35 million) and Arzerra (up 58% to £19 million) all continued to grow in the US, Europe and EMAP.  Tykerb/Tyverb fell 2% to £57 million, with growth in EMAP and Japan only partly offsetting declines in the US and Europe.  Hycamtin continued to be adversely affected by generic competition in Europe.

In the US, Votrient (up 50% to £26 million) benefited from the launch of a new indication for use in advanced soft-tissue sarcoma.  Sales of Promacta grew 50% to £15 million, reflecting the continued effect of longer-term use data that was added to the label in 2011.

9 months 2012 (£579 million; +17%)
Growth in the category in the nine months was driven by new products Votrient (up 80% to £121 million), Promacta (up 80% to £92 million) and Arzerra (up 44% to £46 million).  Hycamtin sales fell 29% to £31 million as a result of generic competition in Europe.

Dermatology

Q3 2012 (£201 million; -12%)
Sales declined 12% to £201 million in the quarter, primarily as a result of the decline in the US (down 35% to £49 million) which suffered from the ongoing impact of generic competition to Evoclin, Extina and to Duac from Q2 2012.  European sales (up 4% to £40 million) benefited from an additional £5 million of sales from the acquisition of Toctino.  EMAP sales (up 1% to £93 million) benefited from growth in the promoted brands of Dermovate and Bactroban, but were held back by a number of supply issues.

9 months 2012 (£624 million; -5%)
Sales were down 5% in the nine months as growth in EMAP (up 6% to £284 million) was offset by a decline in the US (down 17% to £167 million).

Rare diseases

Q3 2012 (£137 million; +20%)
Reported Mepron sales increased 65% to £33 million, primarily as a result of favourable adjustments to US accruals for returns and rebates in the quarter.  Volibris grew 40% to £33 million in part as a result of a strong performance in Japan, offsetting the decline in Flolan sales (down 26% to £31 million), largely as a result of the biennial price reduction in Japan.

9 months 2012 (£353 million; +5%)
Volibris sales grew 38% to £92 million, while Flolan sales declined 26% to £101 million.

Immuno-inflammation

Q3 2012 (£20 million; >100%)
Reported Benlysta turnover was £20 million in the quarter, representing £16 million of sales in the US after the acquisition of HGS, £3 million of turnover in the US prior to acquisition, which represented the Group’s share of gross profit, and £1 million of sales in Europe.  Total in-market sales of Benlysta in the US in Q3 2012 were £27 million.

9 months 2012 (£41 million; >100%)
Reported Benlysta turnover for the nine months was £41 million, of which £38 million arose in the US.  Total in-market sales of Benlysta in the US for the nine months were £71 million.

ViiV Healthcare (HIV)

Q3 2012 (£356 million; -15%)
ViiV Healthcare sales declined by 15%, with the US down 27%, Europe down 4%, and EMAP down 9%.  Sales growth in Epzicom/Kivexa (up 13% to £174 million) and Selzentry (up 11% to £30 million) were more than offset by a 35% decline in the mature portfolio, primarily as a result of generic competition in the US to Combivir and Epivir.

Reported growth rates in the US for Q3 2012 were negatively impacted by favourable adjustments to accruals for returns and rebates in Q3 2011.  Sales growth of Combivir in EMAP was adversely impacted by a significant tender sale made in Q3 2011, which was repeated in Q2 2012.

9 months 2012 (£1,036 million; -9%)
Sales in the nine months fell 9%, with the US down 21%, Europe down 3% and EMAP up 9%, Epzicom grew 14% to £499 million and Selzentry grew 19% to £90 million, but the mature portfolio declined 29%.

Vaccines sales

	Q3 2012		9 months 2012
	––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total Vaccines sales	940	(14)	2,461	(6)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Q3 2012 (£940 million; -14%)
The 14% decline in Vaccines sales was primarily attributable to the adverse comparison with strong Cervarix sales in Q3 2011, which benefited from the HPV vaccination catch-up programme in Japan which is now largely complete and a particularly strong flu campaign in 2011.  Cervarix sales declined 79% to £45 million.  Excluding Cervarix, Vaccines sales increased by 3%.

Infanrix/Pediarix sales increased 11% to £200 million, primarily reflecting strong growth in EMAP, as a result of phasing of tender shipments.  In the US, market share gains from Pediarix were not sufficient to offset the adverse comparison with Q3 2011, which benefited from a significant CDC stockpile purchase.

Sales of hepatitis vaccines in the US were down 10% (to £75 million) compared with Q3 2011, reflecting the impact of the return to the market of a competitor and reduced government funding.  In Europe sales were down 5% to £47 million and sales in EMAP grew 10% to £34 million.

Fluarix/Flulaval sales were down 13% to £138 million, reflecting a reduction in the number of doses sold in the US in Q3 2012 (approximately 19 million doses) compared with Q3 2011(approximately 34 million doses) and the loss of a tender in Europe, outweighing growth in EMAP.  The majority of sales for the northern hemisphere flu season have now been booked.

Synflorix sales increased 8% to £106 million, largely reflecting continued growth in EMAP.

Rotarix sales grew 39% to £103 million, with strong sales growth throughout EMAP as well as initial launch sales in Japan.  In the US sales were flat, despite increase in market share gains, due in part to comparison with a very strong Q3 2011, when sales grew 47%.

Boostrix sales increased 27% to £78 million, driven by the US where the product continues to benefit from the expanded indication for use in adults of 65 and older.

The previously announced Japanese Vaccines joint venture between GSK and Daiichi Sankyo Co., Ltd started operations on 2 July.  The JV will hold the development and commercial rights for already existing preventative vaccines from both parent companies.  GSK sells vaccines into the JV at an agreed upon price, and this is reflected in turnover for the quarter.  Both companies have an equal stake in the joint venture and share the profits equally.

9 months 2012 (£2,461 million; -6%)
Vaccines sales declined 6%, primarily due to the adverse comparison with 2011 on Cervarix in Japan.  Excluding Cervarix, Vaccines sales increased 1%.

Infanrix/Pediarix sales increased 10% to £540 million, with growth in the US, Europe and EMAP.  Hepatitis vaccines fell 6% to £486 million, primarily as a result of the adverse comparison with 2011 in the US.  Rotarix grew 21%, led by EMAP and Japan, and Boostrix grew 26%, largely driven by a strong US performance, which continues to benefit from the expanded indication for use in adults of 65 and older.

Sales from new pharmaceutical and vaccine launches

	Q3 2012		9 months 2012
	––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Arzerra	19	58	46	44
Benlysta	20	>100	41	>100
Duodart/Jalyn	42	52	113	65
Lamictal XR	39	32	110	40
Nimenrix	1	>100	1	>100
Potiga/Trobalt	2	100	4	>100
Prolia	6	>100	17	>100
Promacta	35	59	92	80
Requip XL	19	(43)	71	(31)
Synflorix	106	8	280	6
Treximet	13	(7)	38	(12)
Volibris	33	40	92	38
Votrient	49	70	121	80
Dermatology	2	(46)	5	(20)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	386	27	1,031	29
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

New products are those launched in the last five years (2008 to 2012 inclusive).  Total sales of new products were £386 million, grew 27% in Q3 2012 and represented 7% of Pharmaceuticals and Vaccines turnover.

MenHibrix, a combination vaccine to help prevent meningococcal serogroups C and Y and Hib disease, was approved by the FDA in June 2012.  In October 2012, the Advisory Committee on Immunization Practices of the Centers for Disease Control and Prevention voted for a limited recommendation for immunisation of infants at an increased risk for meningococcal disease.

Nimenrix was approved by the European Medicines Agency in April 2012 for active immunization against invasive meningococcal disease caused by Neisseria meningitides serogroups A,C, W-135 and Y.  Launches are now underway in several countries throughout Europe including the UK, Germany and the Netherlands.

Consumer Healthcare

	Q3 2012			9 months 2012
	––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––
Turnover			Growth excluding non-core OTC products			Growth excluding non-core OTC products
	£m	CER%	CER%	£m	CER%	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total wellness	479	(12)	5	1,504	(10)	2
Oral care	450	6	6	1,352	8	8
Nutrition	275	6	6	815	7	7
Skin health	64	-	-	190	(3)	(3)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total	1,268	(2)	5	3,861	-	5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

	Q3 2012			9 months 2012
	––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––
Turnover			Growth excluding non-core OTC products			Growth excluding non-core OTC products
	£m	CER%	CER%	£m	CER%	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
USA	227	(13)	(2)	676	(10)	-
Europe	432	(9)	-	1,356	(6)	(1)
Rest of World	609	9	12	1,829	9	11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total	1,268	(2)	5	3,861	-	5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Q3 2012 (£1,268 million; -2%)
Consumer Healthcare turnover declined 2% in the quarter.  Excluding the non-core OTC brands that were divested in H1 2012, turnover grew 5%, in line with estimated market growth.

Wellness sales were down 12% to £479 million, but excluding the non-core brands divested in H1 2012, the category delivered growth of 5%.  The Pain Management business grew 12%, led by Panadol (up 16%), which reported strong growth in emerging markets.  The Gastro-intestinal business grew 11%, led by Eno in emerging markets.  The Smoking Reduction and Cessation franchise fell 1% with small declines in the US and Rest of World just outweighing growth in Europe.

Oral care sales were up 6% to £450 million.  The Sensodyne Sensitivity and Acid Erosion business, up 14% to £183 million, continued its strong growth across all markets, driven by Sensodyne Repair and Protect and Sensodyne Pronamel.  Strong results on Denture care products also helped to offset a decline in Aquafresh sales (down 6% to £111 million).

Nutrition sales grew 6% to £275 million.  The category performance was driven by strong growth in Rest of World markets (up 15% to £151 million) with the Horlicks family nutrition business growing 15% in India to £85 million.  Lucozade sales declined 3% to £99 million, as growth in Rest of World markets was offset by a decline in Europe, due to challenging market conditions.

Skin health sales were flat as growth in China, particularly Bactroban OTC, was offset by a decline in Latin America, where the business was impacted by aggressive price competition.

Excluding the non-core OTC brands divested in H1 2012, the US Consumer Healthcare business reported a sales decline of 2% in the quarter, primarily driven by sales phasing and retail stocking patterns. In Europe, sales excluding the non-core OTC brands were flat as strong performances from Southern Europe and Central and Eastern Europe offset declines elsewhere.  The Rest of World markets grew 12% excluding the non-core OTC brands, with broadly based growth.

9 months 2012 (£3,861 million; flat)
In the nine months, Consumer Healthcare turnover was flat.  Excluding the non-core brands that were divested in H1 2012, turnover grew 5%.

Wellness sales declined 10%, but excluding the non-core OTC brands divested in H1 2012, sales grew 2% to £1,395 million.  The Pain Management business grew 7%, Gastrointestinal products grew 10% and the Smoking Reduction and Cessation franchise grew 4%.  Sales of alli, which was out of supply during H1 2012, declined 84% to £13 million.

Strong growth in Oral care brand sales continued (up 8% to £1,352 million), led by the growth of the Sensodyne franchise up 15% to £534 million.

Nutrition sales grew 7% to £815 million as strong growth in Rest of World markets, led by Horlicks in India and Lucozade in Latin America, offset a small decline in Europe.

Skin health sales fell 3% to £190 million as declines in Europe and Latin America more than offset growth in the US and China.

Excluding the non-core OTC brands, US sales were flat as growth in Sensodyne and the Smoking Reduction and Cessation franchise was offset by the decline in alli sales.  European sales declined 1% excluding the non-core OTC brands, reflecting a decline in the UK only partly offset by strong growth in Southern Europe and Central and Eastern Europe.  The declines in Wellness, Nutrition and Skin Health in Europe offset growth in Oral care.  The Rest of World markets grew 11%, excluding the non-core OTC brands.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for nine months 2012 is analysed below.

	9 months 2012 £m	9 months 2011 £m
	––––––––––––	––––––––––––
Discovery	589	601
Development	1,209	1,170
Facilities and central support functions	352	386
	––––––––––––	––––––––––––
	2,150	2,157
Vaccines	375	413
Consumer Healthcare	115	113
	––––––––––––	––––––––––––
Core R&D	2,640	2,683
	––––––––––––	––––––––––––
Amortisation and impairment of intangible assets	179	130
Major restructuring costs	8	101
	––––––––––––	––––––––––––
Total R&D	2,827	2,914
	––––––––––––	––––––––––––

GSK’s Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.  Horizant and Menhibrix were approved in Q2 and have been removed from the table.  Sirukumab (co-development with Janssen Biologics (Ireland) and mepolizumab commenced Phase III during the quarter and have been added to the table.

In February 2011, the following 15 assets were listed as expected to deliver Phase III data by the end of 2012: albiglutide, dabrafenib (BRAF, 2118436), dolutegravir, drisapersen (2402968), IPX066, MAGE-A3 (event driven), migalastat HCl, Mosquirix (RTS,S), otelixizumab, Promacta, Relvar/Breo (previously known as Relovair), trametinib (MEK, 1120212), Tykerb, UMEC/VI (LAMA/LABA), Votrient.

Phase III data were announced during 2011 and H1 2012 from studies on IPX066, otelixizumab, Votrient, Promacta, Relvar/Breo, Mosquirix, Tykerb, albiglutide, trametinib, dabrafenib, dolutegravir and UMEC/VI.

Since Q2 2012, the following pipeline milestones have been achieved:

•	filing of trametinib for melanoma in US;
•	filing of dabrafenib for melanoma in US & EU;
•	EMA and Japanese approvals of Votrient for sarcoma;
•	start of Phase III studies for sirukumab in rheumatoid arthritis;
•	completion of UMEC/VI Phase III programme (also supports filing of UMEC mono in 2013);
•	presentation of Phase IIb data on the combination use of trametinib and dabrafenib and presentation of Votrient head-to-head data versus Sutent at ESMO;
•	receipt of data from Phase III VIKING-3 and SAILING studies required for completion of initial clinical registration package for dolutegravir;
•	presentation of Phase III data for Relvar/Breo at ERS;
•	completion of enrolment into Phase III study for drisapersen for Duchenne muscular dystrophy;
•	presentation of Phase III data for 2 candidate quadrivalent flu vaccines at Influenza Vaccines for the World & Infectious Diseases week;
•	start of Phase III studies for mepolizumab in severe asthma.

Of the 15 assets with Phase III data expected by the end of 2012, 12 have now reported some or all of their Phase III data. Eight of the 15 assets have either filed or have sufficient data to file:

•	Votrient sarcoma (approved in US, Europe & Japan);
•	Relvar/Breo (asthma and COPD) (filed);
•	Promacta/Revolade Hepatitis C thrombocytopenia (filed);
•	trametinib (MEK) (filed in US);
•	dabrafenib (BRAF) (filed);
•	albiglutide (clinical registration programme now complete; filing expected in Q1 2013);
•	UMEC/VI COPD (clinical registration programme now complete; commence filings from the end of 2012);
•	dolutegravir (completion of initial clinical registration package; commence filings before end 2012).

Overall, by the end of 2012, GSK expects further key read-outs on another three of the ongoing Phase III assets (migalastat, Mosquirix and drisapersen).  The MAGE-A3 studies are event driven and data are expected in 2013.

Following investor events to describe Phase III data presented at ASCO (MEK, BRAF), ADA (albiglutide), IAC (dolutegravir), ESMO (Oncology portfolio) and ERS (Respiratory portfolio), GSK has scheduled a Phase III pipeline update on 3 December.

Biopharmaceuticals		US	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
albiglutide	Type 2 diabetes	Ph III	Ph III
sirukumab	Rheumatoid arthritis	Ph III	Ph III	Announced start of Phase III studies on 23 August 2012.
mepolizumab	Severe asthma	Ph III	Ph III	Announced start of Phase III studies on 29 October 2012.
Cardiovascular & Metabolic		US	EU	News update in the quarter
darapladib	Atherosclerosis	Ph III	Ph III
Neurosciences		US	EU	News update in the quarter
IPX066	Parkinson’s disease	n/a	Ph III	EU filing strategy under review.
Oncology		US	EU	News update in the quarter
Promacta/Revolade	Hepatitis C	Filed May 2012	Filed May 2012
Votrient (pazopanib)	Sarcoma	Approved Apr 2012	Approved Aug 2012	Approved by EMA on 7 August 2012.
	Ovarian	Ph III	Ph III
Tykerb/Tyverb	Metastatic breast cancer – dual blockade	Ph III	Filed Feb 2012
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III
trametinib (1120212, MEK inhibitor)	Metastatic melanoma	Filed Aug 2012	Ph III	Filed in US on 2 August 2012.
dabrafenib (2118436, BRAF inhibitor)	Metastatic melanoma	Filed July 2012	Filed July 2012	Filed in EU on 25 July 2012 & US on 30 July 2012.
trametinib + dabrafenib in combination use	Metastatic melanoma	Ph III	Ph III	Phase IIb data presented at ESMO in October.
Respiratory & Immuno-inflammation		US	EU	News update in the quarter
Relvar/Breo (FF/VI)	COPD	Filed July 2012	Filed June 2012	Phase III COPD data presented at ERS in September.
	Asthma	Ph III	Filed June 2012	US asthma filing strategy under review. Phase III asthma data presented at ERS in September.
1605786 (CCX282)	Crohn’s disease	Ph III	Ph III
umeclidinium bromide (UMEC) +vilanterol (VI) (‘444+‘719)	COPD	Ph III	Ph III	Announced completion of Phase III programme on 24 August 2012.
umeclidinium bromide (UMEC) (‘719)	COPD	Ph III	Ph III	Phase III clinical registration programme complete.
vilanterol (VI)	COPD	Ph III	Ph III
fluticasone furoate (FF)	Asthma	Ph III	Ph III
Rare Diseases		US	EU	News update in the quarter
migalastat HCl	Fabry disease	Ph III	Ph III
drisapersen (2402968)	Duchenne muscular dystrophy		Ph III	Recruitment into Phase III studies complete.
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III
Vaccines		US	EU	News update in the quarter
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012
MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III
Quadrivalent flu	Influenza prophylaxis	Filed Feb 2012	Filed Mar 2012	Ph III data presented at IVW and IDWeek conferences in October.
Herpes zoster	Shingles prophylaxis	Ph III	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a
HIV (ViiV Healthcare)		US	EU	News update in the quarter
dolutegravir (S/GSK1349572)	HIV integrase inhibitor	Ph III	Ph III	Announced receipt of VIKING-3 and SAILING study data required for completion of initial clinical registration package on 4 October 2012.
dolutegravir-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Ph III	Ph III	Positive 48-week data from SINGLE study of dolutegravir + abacavir/lamivudine regimen vs Atripla presented at ICAAC on 10 September 2012.

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) on the settlement of litigation and government investigations; other operating income other than royalty income; disposals of associates, products and businesses, and acquisition accounting adjustments for material acquisitions, together with the tax effects of these items. GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group’s results more comparable with the majority of its peers.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Financial review & risk section’ in the company’s Annual Report 2011 included as exhibit 15.2 to the company’s Annual Report on Form 20-F for 2011.

Contacts

UK Media enquiries:	David Mawdsley Sarah Spencer	+44 (0) 20 8047 5502 +44 (0) 20 8047 5502	(London) (London)

US Media enquiries:	Mary Rhyne Stephen Rea	+1 919 483 0492 +1 215 751 4394	(North Carolina) (Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson Lucy Budd Tom Curry Gary Davies James Dodwell Jeff McLaughlin Ziba Shamsi	+44 (0) 20 8047 5543 +44 (0) 20 8047 2248 +1 215 751 5419 +44 (0) 20 8047 5503 +44 (0) 20 8047 2406 +1 215 751 7002 +44 (0) 20 8047 3289	(London) (London) (Philadelphia) (London) (London) (Philadelphia) (London)

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Financial information

Income statements

	Q3 2012 £m	Q3 2011 (restated) £m	9 months 2012 £m	9 months 2011 (restated) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
TURNOVER	6,527	7,104	19,629	20,409

Cost of sales	(2,081)	(2,083)	(5,883)	(5,699)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,446	5,021	13,746	14,710

Selling, general and administration	(2,224)	(2,013)	(6,541)	(6,338)
Research and development	(934)	(984)	(2,827)	(2,914)
Royalty income	92	85	230	218
Other operating income	299	6	844	252
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
OPERATING PROFIT	1,679	2,115	5,452	5,928

Finance income	19	19	92	61
Finance expense	(197)	(191)	(622)	(595)
Profit on disposal of interest in associates	-	-	-	584
Share of after tax profits/(losses) of associates and joint ventures	9	(2)	19	19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
PROFIT BEFORE TAXATION	1,510	1,941	4,941	5,997

Taxation	(314)	(498)	(1,036)	(1,823)
Tax rate %	20.8%	25.7%	21.0%	30.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
PROFIT AFTER TAXATION FOR THE PERIOD	1,196	1,443	3,905	4,174
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Profit attributable to non-controlling interests	74	65	204	165
Profit attributable to shareholders	1,122	1,378	3,701	4,009
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	1,196	1,443	3,905	4,174
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

EARNINGS PER SHARE	22.9p	27.6p	75.0p	79.4p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Diluted earnings per share	22.6p	27.2p	73.8p	78.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Statement of comprehensive income
	Q3 2012 £m	Q3 2011 £m
	––––––––––––	––––––––––––
Profit for the period	1,196	1,443

Exchange movements on overseas net assets and net investment hedges	(85)	(307)
Fair value movements on available-for-sale investments	78	(25)
Deferred tax on fair value movements on available-for-sale investments	(10)	18
Reclassification of fair value movements on available-for-sale investments	(1)	(15)
Deferred tax reversed on reclassification of available-for-sale investments	8	(3)
Actuarial losses on defined benefit plans	(255)	(1,248)
Deferred tax on actuarial movements in defined benefit plans	56	343
Reclassification of cash flow hedges to income statement	1	-
Deferred tax on fair value movement on cash flow hedges	1	-
Fair value movements on cash flow hedges	(1)	-
	––––––––––––	––––––––––––
Other comprehensive expense for the period	(208)	(1,237)
	––––––––––––	––––––––––––
Total comprehensive income for the period	988	206
	––––––––––––	––––––––––––

Total comprehensive income for the period attributable to:
Shareholders	914	151
Non-controlling interests	74	55
	––––––––––––	––––––––––––
	988	206
	––––––––––––	––––––––––––

Statement of comprehensive income
	9 months 2012 £m	9 months 2011 £m
	––––––––––––	––––––––––––
Profit for the period	3,905	4,174

Exchange movements on overseas net assets and net investment hedges	(193)	(186)
Reclassification of exchange on disposal of overseas subsidiary	-	(1)
Fair value movements on available-for-sale investments	120	(62)
Deferred tax on fair value movements on available-for-sale investments	(16)	21
Reclassification of fair value movements on available-for-sale investments	(12)	(38)
Deferred tax reversed on reclassification of available-for-sale investments	14	4
Actuarial losses on defined benefit plans	(1,045)	(1,255)
Deferred tax on actuarial movements in defined benefit plans	271	345
Fair value movements on cash flow hedges	(1)	(2)
Deferred tax on fair value movements on cash flow hedges	(1)	(2)
Reclassification of cash flow hedges to income statement	1	3
Share of other comprehensive income/(expense) of associates and joint ventures	30	(8)
	––––––––––––	––––––––––––
Other comprehensive expense for the period	(832)	(1,181)
	––––––––––––	––––––––––––
Total comprehensive income for the period	3,073	2,993
	––––––––––––	––––––––––––

Total comprehensive income for the period attributable to:
Shareholders	2,885	2,850
Non-controlling interests	188	143
	––––––––––––	––––––––––––
	3,073	2,993
	––––––––––––	––––––––––––

Pharmaceuticals and Vaccines turnover
Three months ended 30 September 2012

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		––––––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	1,733	3	839	7	430	(7)	208	15	256	4
Avamys/Veramyst	53	10	14	(18)	12	(8)	16	31	11	71
Flixonase/Flonase	28	4	2	-	7	(22)	15	15	4	25
Flixotide/Flovent	185	2	112	11	25	(17)	12	17	36	(11)
Seretide/Advair	1,216	2	627	5	334	(6)	101	16	154	1
Serevent	34	(19)	12	(20)	16	(24)	1	-	5	-
Ventolin	152	15	72	31	28	(6)	39	11	13	7
Xyzal	25	>100	-	-	-	-	5	-	20	>100
Zyrtec	17	(19)	-	-	-	-	8	29	9	(43)
Other*	23	(8)	-	-	8	25	11	-	4	(80)

Anti-virals	169	(18)	2	(88)	18	(20)	93	-	56	(18)
Hepsera	32	(3)	-	-	-	-	24	-	8	(13)
Zovirax	21	(12)	1	-	5	(14)	8	(20)	7	-
Valtrex	52	(38)	-	-	7	(36)	11	22	34	(20)
Zeffix	61	(5)	4	>100	4	(43)	48	(6)	5	17
Other*	3	-	(3)	-	2	-	2	-	2	-

Central nervous system	399	(11)	122	(13)	92	(18)	82	5	103	(11)
Imigran/Imitrex	47	(9)	17	(19)	16	(10)	2	-	12	9
Lamictal	151	-	81	(9)	27	(9)	20	11	23	64
Requip	40	(25)	3	(82)	19	(34)	4	33	14	31
Seroxat/Paxil	80	(25)	-	-	13	(13)	19	(17)	48	(30)
Treximet	13	(7)	13	(7)	-	-	-	-	-	-
Wellbutrin	22	4	5	-	11	-	8	-	(2)	50
Other*	46	(6)	3	>100	6	(38)	29	20	8	(70)

Cardiovascular and urogenital	560	(9)	323	(18)	118	(4)	75	20	44	19
Arixtra	47	(30)	18	(54)	21	4	6	20	2	(50)
Avodart	199	9	81	1	54	5	23	33	41	18
Coreg	32	(16)	32	(18)	-	-	-	-	-	-
Fraxiparine	54	(3)	-	-	31	(17)	22	29	1	-
Lovaza	151	9	150	8	-	-	-	-	1	-
Vesicare	-	-	-	-	-	-	-	-	-	-
Other*	77	(23)	42	(36)	12	(15)	24	4	(1)	(100)

Metabolic	45	(39)	(1)	(100)	7	(56)	17	27	22	(33)
Avandia products	4	(77)	1	(100)	-	-	3	(67)	-	-
Other*	41	(23)	(2)	-	7	(59)	14	89	22	(37)

Anti-bacterials	289	(6)	5	(62)	82	(19)	180	9	22	(21)
Augmentin	139	6	1	>100	38	(22)	92	30	8	(33)
Other*	150	(15)	4	(71)	44	(16)	88	(6)	14	(13)

Oncology and emesis	204	8	84	1	65	11	31	43	24	(9)
Arzerra	19	58	10	11	8	>100	-	-	1	-
Promacta	35	59	15	50	9	67	3	>100	8	40
Tyverb/Tykerb	57	(2)	17	(11)	21	(4)	12	9	7	14
Votrient	49	70	26	50	17	50	5	>100	1	-
Other*	44	(35)	16	(38)	10	(40)	11	33	7	(73)

Dermatology	201	(12)	49	(35)	40	4	93	1	19	(25)
Bactroban	32	(6)	13	(25)	7	(13)	10	22	2	33
Duac	15	(47)	5	(76)	7	-	3	(50)	-	33
Other*	154	(9)	31	(21)	26	12	81	2	16	(50)

Rare diseases	137	20	39	39	29	(3)	14	25	55	24
Flolan	31	(26)	8	(20)	4	(33)	-	-	19	(25)
Volibris	33	40	-	-	19	11	3	>100	11	100
Other*	73	50	31	72	6	-	11	9	25	83

Immuno-inflammation	20	>100	19	>100	1	-	-	-	-	-
Benlysta	20	>100	19	>100	1	-	-	-	-	-

Other pharmaceuticals*	206	1	11	(67)	28	(41)	109	5	58	56

Vaccines	940	(14)	296	(9)	249	(4)	301	13	94	(63)
Boostrix	78	27	56	30	14	23	3	100	5	(25)
Cervarix	45	(79)	3	(25)	11	8	19	(31)	12	(94)
Fluarix, FluLaval	138	(13)	79	(28)	19	(17)	26	>100	14	-
Hepatitis	168	(3)	75	(10)	47	(5)	34	10	12	20
Infanrix, Pediarix	200	11	58	(3)	91	4	35	>100	16	(6)
Nimenrix	1	>100	-	-	1	>100	-	-	-	-
Rotarix	103	39	26	-	9	(9)	48	44	20	>100
Synflorix	106	8	-	-	12	18	93	7	1	-
Other*	101	(20)	(1)	-	45	(23)	43	(27)	14	25
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	4,903	(5)	1,788	(6)	1,159	(9)	1,203	11	753	(17)
ViiV Healthcare (HIV)	356	(15)	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	––––––––––	––––––––––
	5,259	(6)
	––––––––––	––––––––––

Pharmaceuticals and Vaccines turnover
Nine months ended 30 September 2012

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		––––––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	5,388	1	2,525	4	1,414	(6)	619	11	830	1
Avamys/Veramyst	186	2	43	(14)	49	2	45	21	49	4
Flixonase/Flonase	101	(6)	11	83	24	(14)	41	11	25	(31)
Flixotide/Flovent	573	(1)	332	4	90	(15)	39	8	112	(6)
Seretide/Advair	3,737	1	1,898	4	1,073	(4)	299	9	467	2
Serevent	110	(20)	38	(21)	49	(22)	2	-	21	(13)
Ventolin	454	6	198	16	91	(7)	124	10	41	(9)
Xyzal	93	>100	-	-	-	-	13	18	80	>100
Zyrtec	59	(19)	-	-	-	-	25	30	34	(38)
Other*	75	4	5	(17)	38	5	31	14	1	<(100)

Anti-virals	550	(16)	26	(69)	60	(16)	265	1	199	(14)
Hepsera	93	-	-	-	-	-	70	1	23	(4)
Zovirax	67	(17)	3	(73)	17	(10)	25	(4)	22	(12)
Valtrex	181	(32)	15	(77)	27	(22)	28	4	111	(19)
Zeffix	179	(4)	10	13	13	(26)	139	(2)	17	-
Other*	30	17	(2)	-	3	>100	3	-	26	(13)

Central nervous system	1,247	(2)	382	7	293	(14)	237	6	335	(1)
Imigran/Imitrex	143	(7)	54	(13)	51	(4)	5	-	33	(3)
Lamictal	446	13	241	14	85	(8)	56	8	64	70
Requip	129	(20)	18	(45)	59	(31)	11	10	41	21
Seroxat/Paxil	283	(12)	-	-	42	(8)	61	(6)	180	(16)
Treximet	38	(12)	38	(12)	-	-	-	-	-	-
Wellbutrin	62	-	9	(31)	33	3	21	22	(1)	-
Other*	146	13	22	>100	23	(32)	83	10	18	(6)

Cardiovascular and urogenital	1,860	3	1,142	-	378	2	215	20	125	24
Arixtra	142	(33)	49	(61)	69	1	19	36	5	(33)
Avodart	582	9	238	(4)	167	10	63	27	114	29
Coreg	102	(12)	102	(12)	-	-	-	-	-	-
Fraxiparine	174	6	-	-	111	(2)	62	24	1	-
Lovaza	459	10	457	10	-	-	-	-	2	-
Vesicare	174	84	174	86	-	-	-	-	-	-
Other*	227	(10)	122	(18)	31	(21)	71	9	3	>100

Metabolic	123	(47)	(14)	<100	20	(53)	49	16	68	(25)
Avandia products	(1)	(99)	(13)	<100	-	-	8	(43)	4	(54)
Other*	124	(19)	(1)	-	20	(56)	41	42	64	(19)

Anti-bacterials	910	(8)	15	(69)	297	(18)	534	6	64	(17)
Augmentin	441	(1)	1	-	148	(14)	265	9	27	(13)
Other*	469	(14)	14	(70)	149	(22)	269	3	37	(20)

Oncology and emesis	579	17	235	17	188	10	90	49	66	3
Arzerra	46	44	28	22	17	100	-	-	1	-
Promacta	92	80	39	58	25	80	8	>100	20	90
Tyverb/Tykerb	177	6	51	6	66	(5)	39	33	21	5
Votrient	121	80	62	50	44	88	13	>100	2	>100
Other*	143	(19)	55	(13)	36	(35)	30	14	22	(34)

Dermatology	624	(5)	167	(17)	114	1	284	6	59	(21)
Bactroban	92	1	37	(5)	20	(5)	29	15	6	-
Duac	66	(19)	32	(33)	18	-	9	(10)	7	-
Other*	466	(4)	98	(15)	76	4	246	5	46	(28)

Rare diseases	353	5	80	1	92	(7)	33	21	148	15
Flolan	101	(26)	24	(17)	18	(41)	-	-	59	(22)
Volibris	92	38	-	-	55	12	7	>100	30	>100
Other*	160	20	56	12	19	-	26	8	59	47

Immuno-inflammation	41	>100	38	>100	2	>100	-	-	1	-
Benlysta	41	>100	38	>100	2	>100	-	-	1	-

Other pharmaceuticals*	596	(11)	11	69	118	(30)	310	(5)	157	7

Vaccines	2,461	(6)	627	(6)	714	(4)	788	7	332	(29)
Boostrix	183	26	114	32	39	26	11	50	19	(10)
Cervarix	226	(44)	5	(29)	40	7	53	(21)	128	(58)
Fluarix, FluLaval	150	(14)	80	(31)	17	(18)	34	71	19	-
Hepatitis	486	(6)	206	(14)	147	(9)	95	21	38	(3)
Infanrix, Pediarix	540	10	149	12	274	3	71	53	46	7
Nimenrix	1	>100	-	-	1	>100	-	-	-	-
Rotarix	272	21	74	(15)	29	-	123	24	46	>100
Synflorix	280	6	-	-	32	(3)	244	8	4	(25)
Other*	323	(17)	(1)	100	135	(19)	157	(19)	32	-
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	14,732	(2)	5,234	(1)	3,690	(8)	3,424	7	2,384	(6)
ViiV Healthcare (HIV)	1,036	(9)	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	––––––––––	––––––––––
	15,768	(2)
	––––––––––––	––––––––––

ViiV Healthcare turnover
Three months ended 30 September 2012

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		––––––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Combivir	53	(50)	6	(84)	15	(27)	30	(32)	2	(62)
Epivir	12	(57)	2	(78)	5	(35)	2	(63)	3	(23)
Epzicom/Kivexa	174	13	65	5	70	11	21	80	18	-
Lexiva	31	(9)	16	(17)	8	(22)	7	>100	-	(31)
Selzentry	30	11	13	7	13	9	2	(35)	2	>100
Trizivir	25	(21)	15	(18)	9	(23)	2	(4)	(1)	(71)
Other*	31	(11)	12	(25)	6	(11)	5	2	8	43
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	356	(15)	129	(27)	126	(4)	69	(9)	32	(7)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––

Nine months ended 30 September 2012

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		––––––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Combivir	136	(44)	15	(85)	50	(28)	63	(3)	8	(40)
Epivir	39	(52)	6	(81)	17	(29)	9	(49)	7	(33)
Epzicom/Kivexa	499	14	184	9	212	12	46	63	57	12
Lexiva	95	(8)	51	(8)	26	(20)	13	36	5	(3)
Selzentry	90	19	40	22	41	13	3	8	6	100
Trizivir	81	(13)	45	(11)	29	(20)	5	58	2	(33)
Other*	96	(8)	47	(14)	19	(12)	18	18	12	(13)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	1,036	(9)	388	(21)	394	(3)	157	9	97	(3)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––

* All “Other” Pharmaceuticals and Vaccines product sales totalled £949 million and declined 10% in the quarter.
* All “Other” Pharmaceuticals and Vaccines product sales totalled £2,855 million and declined 9% in the nine months.

Balance sheet

	30 September 2012 £m	30 September 2011 £m	31 December 2011 £m
	––––––––––––	––––––––––––	––––––––––––
ASSETS
Non-current assets
Property, plant and equipment	8,585	8,747	8,748
Goodwill	4,405	3,745	3,754
Other intangible assets	8,777	7,847	7,802
Investments in associates and joint ventures	666	599	560
Other investments	823	551	590
Deferred tax assets	2,982	2,919	2,849
Derivative financial instruments	74	106	85
Other non-current assets	648	503	525
	––––––––––––	––––––––––––	––––––––––––
Total non-current assets	26,960	25,017	24,913
	––––––––––––	––––––––––––	––––––––––––
Current assets
Inventories	4,036	4,035	3,873
Current tax recoverable	85	72	85
Trade and other receivables	5,613	5,892	5,576
Derivative financial instruments	75	106	70
Liquid investments	226	170	184
Cash and cash equivalents	3,391	5,414	5,714
Assets held for sale	67	704	665
	––––––––––––	––––––––––––	––––––––––––
Total current assets	13,493	16,393	16,167
	––––––––––––	––––––––––––	––––––––––––
TOTAL ASSETS	40,453	41,410	41,080
	––––––––––––	––––––––––––	––––––––––––
LIABILITIES
Current liabilities
Short-term borrowings	(4,155)	(872)	(2,698)
Trade and other payables	(7,683)	(7,174)	(7,359)
Derivative financial instruments	(76)	(181)	(175)
Current tax payable	(1,187)	(1,634)	(1,643)
Short-term provisions	(863)	(3,245)	(3,135)
	––––––––––––	––––––––––––	––––––––––––
Total current liabilities	(13,964)	(13,106)	(15,010)
	––––––––––––	––––––––––––	––––––––––––
Non-current liabilities
Long term borrowings	(13,330)	(14,209)	(12,203)
Deferred tax liabilities	(837)	(790)	(822)
Pensions and other post-employment benefits	(3,944)	(3,829)	(3,091)
Other provisions	(541)	(662)	(499)
Derivative financial instruments	(2)	(1)	(2)
Other non-current liabilities	(807)	(582)	(626)
	––––––––––––	––––––––––––	––––––––––––
Total non-current liabilities	(19,461)	(20,073)	(17,243)
	––––––––––––	––––––––––––	––––––––––––
TOTAL LIABILITIES	(33,425)	(33,179)	(32,253)
	––––––––––––	––––––––––––	––––––––––––
NET ASSETS	7,028	8,231	8,827
	––––––––––––	––––––––––––	––––––––––––

EQUITY
Share capital	1,361	1,392	1,387
Share premium account	1,955	1,552	1,673
Retained earnings	1,067	3,147	3,370
Other reserves	1,840	1,352	1,602
	––––––––––––	––––––––––––	––––––––––––
Shareholders’ equity	6,223	7,443	8,032

Non-controlling interests	805	788	795
	––––––––––––	––––––––––––	––––––––––––
TOTAL EQUITY	7,028	8,231	8,827
	––––––––––––	––––––––––––	––––––––––––

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2012	1,387	1,673	3,370	1,602	8,032	795	8,827

Profit for the period			3,701		3,701	204	3,905
Other comprehensive (expense)/ income for the period			(919)	103	(816)	(16)	(832)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period	-	-	2,782	103	2,885	188	3,073
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(151)	(151)
Dividends to shareholders			(2,984)		(2,984)		(2,984)
Changes in non-controlling interests			10		10	(27)	(17)
Shares issued	7	282			289		289
Ordinary shares purchased and cancelled or held as Treasury shares	(33)		(2,147)	33	(2,147)		(2,147)
Consideration received for shares transferred by ESOP Trusts				28	28		28
Shares acquired by ESOP Trusts				(34)	(34)		(34)
Write-down on shares held by ESOP Trusts			(108)	108			-
Share-based incentive plans			144		144		144
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2012	1,361	1,955	1,067	1,840	6,223	805	7,028
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2011	1,418	1,428	4,779	1,262	8,887	858	9,745

Profit for the period			4,009		4,009	165	4,174
Other comprehensive expense for the period			(1,080)	(78)	(1,158)	(23)	(1,181)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period	-	-	2,929	(78)	2,851	142	2,993
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(231)	(231)
Dividends to shareholders			(2,597)		(2,597)		(2,597)
Changes in non-controlling interests						19	19
Forward contract relating to non-controlling interest				(29)	(29)		(29)
Shares issued	2	124			126		126
Ordinary shares purchased and cancelled or held as Treasury shares	(28)		(1,927)	28	(1,927)		(1,927)
Consideration received for shares transferred by ESOP Trusts				19	19		19
Shares acquired by ESOP Trusts				(35)	(35)		(35)
Write-down on shares held by ESOP Trusts			(185)	185			-
Share-based incentive plans			148		148		148
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2011	1,392	1,552	3,147	1,352	7,443	788	8,231
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Nine months ended 30 September 2012

	9 months 2012 £m	9 months 2011 £m	2011 £m
	––––––––––––	––––––––––––	––––––––––––
Profit after tax	3,905	4,174	5,458
Tax on profits	1,036	1,823	2,240
Share of after tax profits of associates and joint ventures	(19)	(19)	(15)
Profit on disposal of interest in associates	-	(584)	(585)
Net finance expense	530	534	709
Depreciation and other non-cash items	755	1,172	1,677
(Increase)/decrease in working capital	(332)	(374)	477
Decrease in other net liabilities	(2,265)	(1,496)	(2,248)
	––––––––––––	––––––––––––	––––––––––––
Cash generated from operations	3,610	5,230	7,713
Taxation paid	(1,149)	(1,126)	(1,463)
	––––––––––––	––––––––––––	––––––––––––
Net cash inflow from operating activities	2,461	4,104	6,250
	––––––––––––	––––––––––––	––––––––––––
Cash flow from investing activities
Purchase of property, plant and equipment	(673)	(594)	(923)
Proceeds from sale of property, plant and equipment	62	84	100
Purchase of intangible assets	(324)	(269)	(405)
Proceeds from sale of intangible assets	887	237	237
Purchase of equity investments	(181)	(39)	(76)
Proceeds from sale of equity investments	21	50	68
Purchase of non-controlling interests	(14)	-	-
Purchase of businesses, net of cash acquired	(2,235)	(243)	(264)
Investment in associates and joint ventures	(95)	(35)	(35)
Proceeds from disposal of subsidiary and interest in associate	-	1,034	1,034
Decrease in liquid investments	79	44	30
Interest received	46	68	97
Dividends from associates and joint ventures	32	15	25
	––––––––––––	––––––––––––	––––––––––––
Net cash (outflow)/inflow from investing activities	(2,395)	352	(112)
	––––––––––––	––––––––––––	––––––––––––
Cash flow from financing activities
Proceeds from own shares for employee share options	28	19	45
Issue of share capital	289	126	250
Shares acquired by ESOP Trusts	(34)	(35)	(36)
Shares purchased and cancelled or held as Treasury shares	(1,843)	(1,826)	(2,191)
Increase in long-term loans	3,053	-	-
Repayment of short-term loans	(741)	(5)	(8)
Increase in short-term loans	629	36	45
Net repayment of obligations under finance leases	(26)	(27)	(38)
Interest paid	(433)	(402)	(769)
Dividends paid to shareholders	(2,984)	(2,597)	(3,406)
Distributions to non-controlling interests	(168)	(231)	(234)
Other financing items	(104)	2	110
	––––––––––––	––––––––––––	––––––––––––
Net cash outflow from financing activities	(2,334)	(4,940)	(6,232)
	––––––––––––	––––––––––––	––––––––––––
Decrease in cash and bank overdrafts in the period	(2,268)	(484)	(94)

Exchange adjustments	(57)	(61)	(108)
Cash and bank overdrafts at beginning of the period	5,606	5,807	5,807
	––––––––––––	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the period	3,281	5,262	5,605
	––––––––––––	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,391	5,414	5,714
Overdrafts	(110)	(152)	(109)
	––––––––––––	––––––––––––	––––––––––––
	3,281	5,262	5,605
	––––––––––––	––––––––––––	––––––––––––

Segment information

As announced on 28 March 2012, the Group has revised its segment information disclosures to reflect changes in the internal reporting structures with effect from 1 January 2012.  The Pharmaceuticals and Vaccines businesses in Emerging Markets and Asia Pacific (excluding Australasia) have been combined into one segment (EMAP).  In addition, the classification of certain products has been changed in 2012, including:

•	The transfer of OTC dermatology brands acquired with the Stiefel business from the Pharmaceuticals and Vaccines business to Consumer Healthcare in the US and Europe;
•	The creation of a Rare diseases therapy area; and
•	The transfer of Zovirax from the Dermatology therapy area to the Anti-virals therapy area.

Comparative information has been restated on a consistent basis.

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.

R&D investment is essential for the sustainability of the pharmaceutical businesses.  However, for segment reporting, the US, Europe, EMAP and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs.  The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

Turnover by segment
	Q3 £m	Q3 2011 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	1,788	1,888	(6)
Europe	1,159	1,395	(9)
EMAP	1,203	1,131	11
Japan	440	587	(25)
ViiV Healthcare	356	435	(15)
Other trading and unallocated pharmaceuticals and vaccines	313	321	(3)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	5,259	5,757	(6)
Consumer Healthcare	1,268	1,347	(2)
	––––––––––––	––––––––––––	––––––––––––
	6,527	7,104	(5)
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	Q3 2012 £m	Q3 2011 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	1,197	1,260	(7)
Europe	613	769	(11)
EMAP	394	355	15
Japan	256	360	(29)
ViiV Healthcare	224	255	(7)
Pharmaceuticals R&D	(680)	(696)	(2)
Other trading and unallocated pharmaceuticals and vaccines	(114)	(135)	10
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,890	2,168	(11)
Consumer Healthcare	243	327	(21)
	––––––––––––	––––––––––––	––––––––––––
Segment profit	2,133	2,495	(12)
Corporate and other unallocated costs and disposal profits	(163)	(167)	4
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,970	2,328	(13)
Non-core items	(291)	(213)
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	1,679	2,115	(18)

Finance income	19	19
Finance costs	(197)	(191)
Share of after tax profits/(losses) of associates and joint ventures	9	(2)
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,510	1,941	(20)
	––––––––––––	––––––––––––	––––––––––––

Turnover by segment
	9 months 2012 £m	9 months 2011 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	5,234	5,209	(1)
Europe	3,690	4,270	(8)
EMAP	3,424	3,296	7
Japan	1,473	1,520	(7)
ViiV Healthcare	1,036	1,167	(9)
Other trading and unallocated pharmaceuticals and vaccines	911	959	(5)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	15,768	16,421	(2)
Consumer Healthcare	3,861	3,988	-
	––––––––––––	––––––––––––	––––––––––––
	19,629	20,409	(2)
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	9 months 2012 £m	9 months 2011 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	3,577	3,410	2
Europe	1,938	2,366	(11)
EMAP	1,081	1,058	5
Japan	877	926	(10)
ViiV Healthcare	669	673	3
Pharmaceuticals R&D	(2,068)	(2,038)	1
Other trading and unallocated pharmaceuticals and vaccines	(252)	(102)	>100
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	5,822	6,293	(7)
Consumer Healthcare	701	816	(10)
	––––––––––––	––––––––––––	––––––––––––
Segment profit	6,523	7,109	(7)
Corporate and other unallocated costs and disposal profits	(480)	(570)	(14)
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	6,043	6,539	(6)
Non-core items	(591)	(611)
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	5,452	5,928	(6)

Finance income	92	61
Finance costs	(622)	(595)
Profit on disposal of interest in associates	-	584
Share of after tax profits of associates and joint ventures	19	19
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	4,941	5,997	(16)
	––––––––––––	––––––––––––	––––––––––––

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2011.

At 30 September 2012, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 39) was £0.6 billion.  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant developments since the Annual Report 2011 (as previously updated by the Legal matters section of the Results Announcements for Q1 and Q2 2012).

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

Transfer pricing and other issues are as previously described in the ‘Taxation’ note in the Annual Report 2011.  On 18 October, the Supreme Court of Canada issued a decision in GSK’s case with the Canadian Revenue Agency (CRA) regarding ranitidine transfer pricing.  The Court rejected CRA’s appeal and sent the case back to the Tax Court for redetermination.  There have been no material changes to other tax matters since the publication of the Annual Report.

In Q3 2012, tax on core profits amounted to £437 million and represented an effective tax rate of 24.3% (Q3 2011: 25.9%).  The charge for taxation on total profits amounted to £314 million and represented an effective tax rate of 20.8% (Q3 2011: 25.7%).

The Group’s balance sheet at 30 September 2012 included a tax payable liability of £1,187 million and a tax recoverable asset of £85 million.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2012 and should be read in conjunction with the Annual Report 2011, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2011.

As noted under ‘Segment information’ on page 36 the segments for which turnover and operating profit are disclosed have been amended to reflect changes in the Group’s internal management structure together with certain changes to the therapeutic classifications of turnover by product.  In addition, charges for amortisation and impairment of intangible assets related to marketed products are now reported in cost of sales rather than in SG&A.  Comparative information has been restated accordingly.  The adjustment for Q3 2011 increases cost of sales and decreases SG&A by £85 million (9 months 2011: £262 million) from the amounts previously reported.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The balance sheet at 31 December 2011 has been derived from the full Group accounts published in the Annual Report 2011, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2012	Q3 2011	9 months 2012	9 months 2011	2011
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Average rates:
US$/£	1.58	1.59	1.58	1.61	1.61
Euro/£	1.25	1.12	1.23	1.14	1.15
Yen/£	125	126	125	130	128

Period end rates:
US$/£	1.61	1.56	1.61	1.56	1.55
Euro/£	1.26	1.16	1.26	1.16	1.20
Yen/£	126	120	126	120	120

During Q3, average Sterling exchange rates were weaker against the US Dollar and the Yen but stronger against the Euro compared with the same period in 2011.

Similarly, during nine months ended 30 September 2011 average Sterling exchange rates were weaker against the US Dollar and the Yen but stronger against the Euro compared with the same period in 2011.  Period end Sterling exchange rates were stronger against the US Dollar, the Yen and the Euro.

Weighted average number of shares
	Q3 2012 millions	Q3 2011 millions
	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,897	5,001
Dilutive effect of share options and share awards	75	58
	––––––––––––	––––––––––––
Weighted average number of shares – diluted	4,972	5,059
	––––––––––––	––––––––––––

	9 months 2012 millions	9 months 2011 millions	2011 millions
	––––––––––––	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,935	5,050	5,028
Dilutive effect of share options and share awards	80	71	71
	––––––––––––	––––––––––––	––––––––––––
Weighted average number of shares – diluted	5,015	5,121	5,099
	––––––––––––	––––––––––––	––––––––––––

At 30 September 2012, 4,864 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,971 million shares at 30 September 2011.

Net assets
The book value of net assets decreased by £1,799 million from £8,827 million at 31 December 2011 to £7,028 million at 30 September 2012.  This reflects an increase in the pension deficit together with shares repurchased exceeding profits retained in the period.  At 30 September 2012, the net deficit on the Group’s pension plans was £2,267 million compared with £1,476 million at 31 December 2011.  The increase in the deficit primarily arose from a decrease in the rates used to discount UK pension liabilities from 4.8% to 4.3% and US pension liabilities from 4.4% to 3.9%.

The carrying value of investments in associates and joint ventures at 30 September 2012 was £666 million, with a market value of £1,057 million.

At 30 September 2012, the ESOP Trusts held 78 million GSK shares against the future exercise of share options and share awards.  The carrying value of £389 million has been deducted from other reserves.  The market value of these shares was £1,113 million.

During the nine months GSK purchased £1,895 million of shares either to be held as Treasury shares or for cancellation and in addition an accrual of £252 million was provided to reflect the maximum potential commitment under an irrevocable purchase agreement to acquire shares for cancellation during the period from 1 October to 31 October 2012.  At 30 September 2012, the company held 502.6 million Treasury shares at a cost of £6,683 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 September 2012 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer and outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 39.

Business acquisitions
On 3 August 2012, GSK completed the acquisition of Human Genome Sciences, Inc. for total consideration of £2,282 million, plus a gain on the revaluation of pre-existing collaborations of £233 million.  The combined total of consideration of £2,515 million represented goodwill of £717 million, intangible assets of £1,249 million, inventory of £204 million, cash acquired of £251 million and other net assets of £94 million.  These amounts are provisional and may be subject to change.

Following the acquisition, GSK has implemented a restructuring plan in order to realise synergies from the combined business.  Restructuring charges of £89 million were charged in the quarter.  The total cost of the restructuring plan is expected to be approximately £233 million, of which most is expected to be a cash cost.  The restructuring charges and the unwinding of the fair value and other acquisition accounting adjustments will be reported as non-core items in GSK’s income statement.

In July 2012, the Group made one small business acquisition for total consideration of approximately £146 million.  This represented goodwill of £41 million, intangible assets of £139 million and other net liabilities of £34 million.  These amounts are provisional and may be subject to change.

Reconciliation of cash flow to movements in net debt

	9 months 2012 £m	9 months 2011 £m	2011 £m
	––––––––––––	––––––––––––	––––––––––––
Net debt at beginning of the period	(9,003)	(8,859)	(8,859)

Decrease in cash and bank overdrafts	(2,268)	(484)	(94)
Cash inflow from liquid investments	(79)	(44)	(30)
Net increase in long-term loans	(3,053)	-	-
Net repayment of/(increase in) short-term loans	112	(31)	(37)
Net repayment of obligations under finance leases	26	27	38
Net non-cash funds of subsidiaries acquired	(3)	(2)	(10)
Exchange adjustments	407	(119)	(10)
Other non-cash movements	(6)	15	(1)
	––––––––––––	––––––––––––	––––––––––––
Increase in net debt	(4,864)	(638)	(144)
	––––––––––––	––––––––––––	––––––––––––
Net debt at end of the period	(13,867)	(9,497)	(9,003)
	––––––––––––	––––––––––––	––––––––––––

Core results reconciliations

The reconciliations between core results and total results for Q3 2012 and Q3 2011 and also nine months 2012 and nine months 2011 are set out below.

Income statement – Core results reconciliation Three months ended 30 September 2012

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjust- ments £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,527							6,527
Cost of sales	(1,847)	(99)	(104)	(30)			(1)	(2,081)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,680	(99)	(104)	(30)			(1)	4,446

Selling, general and administration	(1,934)			(144)	(115)	(2)	(29)	(2,224)
Research and development	(868)	(27)	(36)	(3)				(934)
Royalty income	92							92
Other operating income	-					299		299
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,970	(126)	(140)	(177)	(115)	297	(30)	1,679

Net finance costs	(178)							(178)
Share of after tax profits of associates and joint ventures	9							9
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,801	(126)	(140)	(177)	(115)	297	(30)	1,510

Taxation	(437)	42	31	36	20	(6)		(314)
Tax rate %	24.3%							20.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,364	(84)	(109)	(141)	(95)	291	(30)	1,196
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	64			10				74
Profit attributable to shareholders	1,300	(84)	(109)	(151)	(95)	291	(30)	1,122
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	26.5p	(1.7)p	(2.2)p	(3.1)p	(1.9)p	5.9p	(0.6)p	22.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Weighted average number of shares (millions)	4,897							4,897
	––––––––––––							––––––––––––

Income statement – Core results reconciliation Three months ended 30 September 2011

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,104						7,104
Cost of sales	(1,978)	(84)	(1)	(20)			(2,083)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,126	(84)	(1)	(20)			5,021

Selling, general and administration	(1,962)			(31)	(20)		(2,013)
Research and development	(921)	(34)	(16)	(13)			(984)
Royalty income	85						85
Other operating income	-					6	6
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,328	(118)	(17)	(64)	(20)	6	2,115

Net finance costs	(171)			(1)			(172)
Share of after tax losses of associates and joint ventures	(2)						(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	2,155	(118)	(17)	(65)	(20)	6	1,941

Taxation	(559)	37	6	17	3	(2)	(498)
Tax rate %	25.9%						25.7%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,596	(81)	(11)	(48)	(17)	4	1,443
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	65						65

Profit attributable to shareholders	1,531	(81)	(11)	(48)	(17)	4	1,378
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	30.6p	(1.6)p	(0.2)p	(0.9)p	(0.3)p	-	27.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Weighted average number of shares (millions)	5,001						5,001
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Nine months ended 30 September 2012

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjust- ments £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	19,629							19,629
Cost of sales	(5,248)	(271)	(296)	(67)			(1)	(5,883)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	14,381	(271)	(296)	(67)			(1)	13,746

Selling, general and administration	(5,928)			(237)	(345)	(2)	(29)	(6,541)
Research and development	(2,640)	(75)	(104)	(8)				(2,827)
Royalty income	230							230
Other operating income	-					844		844
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	6,043	(346)	(400)	(312)	(345)	842	(30)	5,452

Net finance costs	(530)							(530)
Share of after tax profits of associates and joint ventures	19							19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	5,532	(346)	(400)	(312)	(345)	842	(30)	4,941

Taxation	(1,396)	105	119	66	153	(83)		(1,036)
Tax rate %	25.2%							21.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	4,136	(241)	(281)	(246)	(192)	759	(30)	3,905
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	177			10		17		204
Profit attributable to shareholders	3,959	(241)	(281)	(256)	(192)	742	(30)	3,701
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	80.2p	(4.9)p	(5.7)p	(5.2)p	(3.8)p	15.0p	(0.6)p	75.0p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Weighted average number of shares (millions)	4,935							4,935
	––––––––––––							––––––––––––

Income statement – Core results reconciliation Nine months ended 30 September 2011

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	20,409						20,409
Cost of sales	(5,383)	(237)	(25)	(54)			(5,699)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	15,026	(237)	(25)	(54)			14,710

Selling, general and administration	(6,022)			(235)	(81)		(6,338)
Research and development	(2,683)	(104)	(26)	(101)			(2,914)
Royalty income	218						218
Other operating income	-					252	252
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	6,539	(341)	(51)	(390)	(81)	252	5,928

Net finance costs	(533)			(1)			(534)
Profit on disposal of interest in associates	-					584	584
Share of after tax profits of associates and joint ventures	19						19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	6,025	(341)	(51)	(391)	(81)	836	5,997

Taxation	(1,600)	107	16	68	12	(426)	(1,823)
Tax rate %	26.6%						30.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	4,425	(234)	(35)	(323)	(69)	410	4,174
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	165						165

Profit attributable to shareholders	4,260	(234)	(35)	(323)	(69)	410	4,009
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	84.4p	(4.6)p	(0.7)p	(6.4)p	(1.4)p	8.1p	79.4p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Weighted average number of shares (millions)	5,050						5,050
	––––––––––––						––––––––––––

Independent review report to GlaxoSmithKline plc

Introduction
We have been engaged by the company to review the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2012 which comprises the income statement and statement of comprehensive income for the three and nine months ended 30 September 2012, a balance sheet as at 30 September 2012, the cash flow statement and statement of changes in equity for the nine months ended 30 September 2012 and related notes (excluding GSK’s Phase III/Registration Pharmaceuticals and Vaccines pipeline table and the Pharmaceutical and Vaccines turnover tables).  We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Directors’ responsibilities
The Results Announcement is the responsibility of, and has been approved by, the directors.

The annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed financial information in the Results Announcement for the three and nine months ended 30 September 2012 has been prepared in accordance with the accounting policies set out in the Accounting policies and basis of preparation section on page 40.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the Results Announcement based on our review.  This report, including the conclusion, has been prepared for and only for the company for management’s stewardship purposes and for no other purpose.  We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2012 is not prepared, in all material respects, in accordance with the accounting policies set out in the Accounting policies and basis of preparation section on page 40 in the Results Announcement.

PricewaterhouseCoopers LLP
Chartered Accountants
31 October 2012
London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 31, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc